The Real Brokerage Appoints Dre Madden Chief Marketing Officer

Multi-faceted Marketer to Grow Real Estate Technology Brand

TORONTO & NEW YORK--(BUSINESS WIRE)--Sept. 15, 2022-- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, today announced that Dre Madden will join its executive team as Chief Marketing Officer.

Madden will be responsible for driving brand awareness, increasing corporate visibility and implementing a strategic roadmap to scale the company's agent base. As a proven growth marketer, she will help expand Real's national and international footprint and increase demand generation through corporate events, field marketing and content strategy. Additionally, as Chief Marketing Officer, she will be instrumental in showcasing the company's industry-leading technology and launching future innovations in the marketplace.

"I began my career in the startup space, so I could see right away that what CEO Tamir Poleg and the team have built is special," said Real Chief Marketing Officer Dre Madden. "The company's technology platform, competitive agent offerings and strong collaborative culture puts Real in an optimal position to take its marketing to the next level."

Madden is a multi-faceted marketing leader with more than 20 years of digital and brand experience. In addition to building growth-driven functions at StubHub, OpenTable and Rodan + Fields, Madden most recently served as Chief Marketing Officer for luxury-focused, technology-driven startups in Silicon Valley. She holds a master's degree in business administration with a marketing concentration from Santa Clara University and a bachelor's degree with high honors from the University of California at Santa Barbara.

"We're excited to have Dre join our executive team and look forward to partnering with her to grow our brand," said Chairman and Chief Executive Officer Tamir Poleg. "Her skills and experience align perfectly with where we are as an organization, and her insights will be invaluable as we continue to grow."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 6,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's second quarter earnings call, the release of the second quarter financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For additional information:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221

Investors, for more information:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515